February 28, 2003

03010673

Act	34
Section	12(g)
Rule	
Public Availability	2-28-03

NO ACT
P.E 2-27-03
132-3418

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Headstrong Corporation
Incoming letter dated February 27, 2003

Based on the facts presented, the Division will not raise any objection if after the date of this letter Headstrong does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") with respect to the stock options granted and to be granted pursuant to the Headstrong Share Option and Incentive Plan in the manner and subject to the terms and conditions set forth in your letter. This position will remain in effect until the date at which Headstrong otherwise becomes subject to the registration or reporting requirements under the Exchange Act with respect to any other class of its securities.

This position is based upon the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement action and does not purport to express any legal conclusion on the question presented..

Sincerely,

Carol M. McGee
Special Counsel

CR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2003

Wayne M. Zell
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo PC
12010 Sunset Hills Road
Suite 900
Reston, Virginia 20190

Re: Headstrong Corp.

Dear Mr. Zell:

In regard to your letter of February 27, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

MINTZ LEVIN
COHN FERRIS
GLOVSKY AND
POPEO PC

Reston
Boston
New York
Washington
New Haven

12010 Sunset Hills Road
Suite 900
Reston, Virginia 20190
703 464 4800
703 464 4895 fax
www.mintz.com

Wayne M. Zell

Direct dial 703 464 8135
Wmzell@mintz.com

Securities Exchange Act of 1934 – Section 12(g)

February 27, 2003

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Carol McGee, Special Counsel
Mail Stop 4-2

Re: <u>Headstrong Corporation</u>

Dear Ms. McGee:

On behalf of Headstrong Corporation (the "Company"), a Delaware corporation, we hereby apply for an exemption or request no-action relief under Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the registration requirements of Section 12(g) of the Exchange Act with respect to stock options that have been granted and are to be granted to its employees and the employees of its wholly-owned subsidiaries under the Headstrong Share Option and Incentive Plan, as amended (the "Plan"). In connection therewith, the Company has provided us with, and has authorized us to make on their behalf, the following factual representations. This letter restates and supercedes our original letter to the Securities and Exchange Commission (the "Commission") staff dated April 30, 2002 and our amended letters to the Commission staff dated July 25, 2002, September 13, 2002, December 23, 2002 and February 14, 2003.

I. Background.

A. The Company and Its Subsidiaries.

The Company was incorporated in Delaware on May 17, 2000. The Company serves as a holding company for its directly and indirectly wholly-owned subsidiaries that provide management and technology consulting services both within and outside of the United States. Most of its employees are highly-skilled management and technical consultants.

The Company was formed by a group of private equity funds and their affiliates who, pursuant to a Reorganization Agreement, dated as of May 19, 2000, used the Company as a vehicle to acquire a controlling interest in James Martin Worldwide, plc, a public limited company organized under the laws of England and Wales ("JMW"), in a reorganization transaction (the "Reorganization"). The Reorganization was approved by the High Court of Justice in England and Wales, following approval of the transaction by JMW's shareholders. The Reorganization was completed on November 27, 2000. Prior to the Reorganization, JMW had adopted its own stock option plan. In connection with the Reorganization, the Company was to assume the options granted under the JMW plan. As noted below, the Company's shareholders did not formally approve the Plan and the resulting assumption of the options that JMW had granted until May 2001.

The Company's authorized capital currently consists of 80,000,000 shares of common stock, consisting of 40,000,000 shares of class A common stock, par value $0.01 per share ("Class A Common Stock"), and 40,000,000 shares of class B common stock, par value $0.01 per share ("Class B Common Stock"). The Company currently has 29,400,234 outstanding shares of Class A Common Stock held by 22 shareholders and 12,998,530 shares of outstanding Class B Common Stock held by 83 shareholders. The holders of the Class A Common Stock are private equity funds and their affiliates and the holders of the Class B Common Stock are primarily current and former executive officers and directors of the Company. The Class A Common Stock has greater voting rights with respect to the election of members of the board of directors than the Class B Common Stock; the two classes of stock are identical in all other respects. Importantly, all of the shares of Class A Common Stock were issued pursuant to the Reorganization as were approximately 98.4% of the outstanding shares of Class B Common Stock that are held by 75 shareholders. The remaining 1.6% of the shares of Class B Common Stock amounting to approximately 0.49% of the Company's equity, which are held by nine shareholders, one of whom also owns shares issued pursuant to the Reorganization, were issued subsequent to the Reorganization upon the exercise of stock options granted under the Plan.

The Company may desire to become a public company within the next several years, although no specific dates have been set and the Company has not contractually committed to ever becoming a public company. The Company had more than $10 million in total assets at December 31, 2001 and 2002, the last day of its most recently completed fiscal year.

B. The Company's Share Option and Incentive Plan

In connection with the Reorganization, the Company agreed to assume JMW's stock option plans and all the outstanding stock options thereunder. To meet its obligations, the Company's board of directors adopted the current Plan on November 14, 2000, but the Plan remained subject to shareholder approval. Shareholder approval was not obtained until May 23, 2001, when the majority shareholder granted its written consent to the adoption of the Plan and the assumption of the options, thereby completing the process of having the former JMW options come under the Plan.

Options to purchase shares of Class B Common Stock were held by approximately 1,282 holders at December 31, 2001 and by 1,134 holders at December 31, 2002. As discussed further in Section III ("Discussion") below, the Company believes that the characteristics of the Plan and the options granted thereunder should qualify the Plan and the options for the requested exemption or no-action relief. Options granted by the Company under the Plan were granted in transactions exempt from registration under Rule 701 of the Securities Act. The Company has no other compensatory equity incentive program other than the Plan.

On November 18, 2002, the Company amended its Certificate of Incorporation (the "Charter Amendment") that will require the Company's consent to any proposed sale or other disposition of shares of Class B Common Stock issuable upon exercise of options granted under the Plan (the "Charter Amendment Restrictions"). As discussed in Section II below, all of the shares issued or issuable upon exercise of options under the Plan after the Reorganization will be subject to the Charter Amendment Restrictions.

Given the inherent differences in the risk profiles between the options and the shares of Class A and Class B Common Stock, we are of the opinion that the Class A and Class B Common Stock are not part of the same class of securities as options granted under the Plan. Accordingly, the scope of relief we are requesting on behalf of the Company relates only to the options granted under the Plan and does not include the Company's Class A or Class B Common Stock.

II. Summary of the Material Terms of the Plan and the Option Agreements

The Plan provides that the Company may issue options under the Plan to employees and directors of and service providers to the Company, as well as to other individuals whose participation is deemed to be in the best interests of the Company and only to persons who qualify under Rule 701. To date, the board of directors has only issued options to employees, directors and service providers who qualify to receive options under Rule 701. The Plan is currently the only equity compensation plan of the Company and its subsidiaries.

The Company believes that the Plan advances the interests of the Company's shareholders by enhancing its ability to attract, retain and motivate highly qualified officers, key employees, outside directors and other persons to serve the Company and its affiliates, by providing such persons with an opportunity to acquire a proprietary interest in the operations and future success of the Company. The Plan provides for the grant of options that are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, to employees of the Company and its subsidiaries, as well as for the grant or award of non-qualifying options, restricted shares, restricted share units and share appreciation rights to employees, directors and other individuals whose participation in the Plan is determined to be in the Company's best interests. To date, the Company has not granted any incentive stock options to its employees nor has it issued any restricted shares, restricted share awards or share appreciation rights. It has, however, granted non-qualifying options. The board of directors has not and, as indicated below, will not issue any restricted shares, restricted share units, or stock appreciation rights or other rights in connection with the options for as long as it is relying on the relief requested herein. As noted above, the Company has no other compensatory equity incentive program other than the Plan and further undertakes that it will not adopt any other compensatory equity incentive program for as long as it is relying on the relief requested herein.

The following is a summary of the material terms of the Plan and the option agreements pursuant to which options were granted and will be granted.

1. Each option represents the right to purchase the number of shares of Class B Common Stock at the exercise price and at the time provided in the Plan or the individual option agreement.

2. Options will be exercisable only to the extent they are vested on the date of exercise.

3. No option will be exercisable more than ten years from the option grant date.

4. Newly granted options will terminate after the expiration of specified periods (generally 90 days) following the termination of the option holder's employment or service as a director, whether by reason of death, disability, retirement or otherwise. Certain options granted at or prior to April 1, 2000 under the option plan assumed by the Company, are exercisable until the later of 90 days following termination from employment or 30 days following an IPO of the Company's stock.

5. The board of directors establishes the exercise price at the time each option is granted and specifies the exercise price in the applicable option agreement. All options previously granted or to be granted under the Plan have or will have an exercise price of no less than the fair market value of the Class B Common Stock at the time of grant.

6. The fair market value of the Company's Class B Common Stock under the Plan, for so long as the shares of such stock are not then listed on a national stock exchange or an over-the-counter market or quoted on the Nasdaq National Market system or are traded on an established securities market, equals such value as the board of directors may determine in good faith.

7. The board of directors may authorize amendment of the Plan without shareholder approval except in circumstances prescribed by the Plan, applicable law or regulation. The Plan does not have a termination date.

8. The holders of options granted under the Plan will have no voting or other rights as shareholders, by reason of such options, prior to their exercise.

9. The options typically vest based on length of service and over a four-year period, measured from the grant date of the option. The vesting schedule may be accelerated upon a change in control of the Company (as described in paragraph 11 below).

10. Options granted under the Plan are not transferable or assignable by the optionee, other than by will or the laws of descent and distribution. However, the Plan, as amended, will permit an optionee to transfer by gift or domestic relations order all or part of an option only to "family members" as that term is defined in Rule 701(c)(3) of the Act.

11. Upon the occurrence of a "change in control," all options held by an optionee that have not previously terminated shall become immediately exercisable, to the extent provided in any employment agreement or award agreement applicable to the optionee. A "change in control" occurs when: (a) certain persons (other than the Company, its affiliates, Company benefit plan trustees or fiduciaries and certain other enumerated persons) become the beneficial owner of securities representing at least 35% of the total number

of votes that may be cast for election of directors of the Company; (b) the Company sells all or substantially all of its assets; or (c) members of the incumbent board of directors as of the effective date of the Plan (and certain members elected by a majority of the incumbent board) cease to constitute a majority of the board of directors of the Company. There currently are no outstanding option agreements containing such a change of control provision.

12. All options are forfeited and terminated if the Company reasonably determines that the grantee has violated, or is violating, any non-competition, non-solicitation or non-disclosure agreement with the Company.

The Charter Amendment Restrictions apply to all shares of Class B Common Stock issued under options granted under the Plan that are exercised or were exercised after the date of the Reorganization.

The Company undertakes not to consent to any proposed sales or dispositions during the period the exemptive relief request by this letter is in effect. Shares of Class B Common Stock otherwise cannot be transferred, except to family members (as defined under Rule 701(c)(3)) who acquire such shares through gifts or domestic relations orders, but only subject to the Company's continuing transfer consent rights with respect to the transferred shares. Pursuant to the Charter Amendment Restrictions, the consent requirement will lapse upon the earliest to occur of (a) the first date on which shares of the Company's Class B Common Stock are held of record by more than five hundred (500) persons and are registered pursuant to an effective registration statement filed with the Commission, (b) the consummation of a firm commitment underwritten public offering, pursuant to an effective registration statement under the Securities Act or (c) a sale of the Company to, or merger of the Company with, a company subject to the reporting requirements of the Exchange Act. Options granted under the Plan after the Reorganization have been and will be granted, as to optionees subject to the provisions of U.S. securities laws, in transactions that are exempt from registration under Rule 701 of the rules promulgated under the Securities Act.

For purposes of this request, you may rely upon the terms of the Plan, as proposed to be amended, the Charter Amendment, and the standard share option award agreement evidencing the options granted included with this letter. In reviewing this letter, you may assume that we have included all relevant, material provisions of the Plan and the underlying option agreements in this letter. We have not discussed other provisions in the Plan or the option agreements that become operative only after the relief granted in this request has expired (*i.e.*, after the limitations on transferability are no longer applicable) or that pertain to the grant of restricted shares, restricted share units or share appreciation rights. The Company undertakes that it will not grant restricted shares, restricted share units or share appreciation rights, or amend any material term of the Plan or the outstanding options or the stock option agreements thereunder, or change any of the restrictions under the Plan, the option agreements, or the Charter Amendment, as those terms have been described in the foregoing summary, so long as the Company is relying on the relief granted in response to this request, except that the Company may, in its sole discretion and with any required shareholder approval, increase the size of the share reserve of Class B Common Stock issuable under the Plan.

III. Discussion

The Company acknowledges that options granted under the Plan were held by more than 500 persons at the end of the Company's fiscal year ended December 31, 2001, and the Company may be required to register the options under Section 12(g) of the Exchange Act, unless the Company is granted exemptive or no-action relief from such requirement pursuant to Section 12(h) of the Exchange Act.

A. *Exchange Act Registration Requirements*

As a general rule, Section 12(g) of the Exchange Act requires every issuer meeting the jurisdictional requirements of the Exchange Act, having total assets of more than $1 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Pursuant to its authority under Section 12(h) of the Exchange Act, the Commission has promulgated Rule 12g-1, which exempts from the registration requirements of Section 12(g) any issuer whose total assets on the last day of its most recent fiscal year did not exceed $10 million.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Acts Amendments of 1964, Pub. L. 88-467; 78 Stat. 565. Before the 1964 Amendments, the only securities required to be registered under the Exchange Act were those listed on a national securities exchange.

The purpose of Section 3(c) of the 1964 Amendments has been expressed in various ways:

(1) The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities."

(2) A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives, states

that "Section 3(c) of the bill would ... provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures required in connection with listed securities." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at pages 3027-3028.

(3) A release of the Commission, citing a report on its study that made the legislative recommendations on the basis of which the 1964 Amendments were enacted, describes the scope of the registration and reporting provisions of the Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189, October 20, 1981 (citing Report of the Special Study of Securities Markets of the Securities and Exchange Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963) at pages 60-62).

(4) A later release of the Commission states that the numerical thresholds contained in Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407, July 8, 1986.

The foregoing authorities evidence the intent of Congress to require Exchange Act registration by an issuer that had "publicly traded securities" or "securities traded in the over-the-counter market," and that these securities (not securities such as Company stock options that are subject to significant restrictions and limitations) were the subject of "active investor interest in the over-the-counter market" or "active trading markets and public interest."

B. The Commission's Authority to Grant Relief

Section 12(h) of the Exchange Act allows the Commission to exempt an issuer from the registration requirements of Section 12(g) if you find, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors."

Section 3(a)(11) of the Exchange Act defines "equity security" to include not only any stock or similar security, but also any warrant or right to subscribe for or purchase any stock or similar security. In the Update to the Current Issues and Rulemaking Projects Outline dated March 29, 2001 (the "March 2001 Update"), the Commission staff indicated that stock options are a separate class of equity security and that an issuer with options held by 500 or more persons and assets of more than $10 million would be subject to the registration requirements of Section 12(g) of the Exchange Act, unless an exemption or other relief from those registration requirements were granted.

Assuming that the Company has become subject to the registration requirements of Section 12(g) as a result of the number of persons holding options granted under the Plan, there are still no public investors in the Company's common stock, and neither the options nor the shares of Class B Common Stock underlying the options are publicly traded. We believe the history of the 1964 Amendments makes clear that Congress did not intend Section 12(g) to require companies to register a class of equity security under such circumstances.

Accordingly, we believe that it would be appropriate for the Commission staff to grant the Company an exemption or no-action relief from the registration requirements of Section 12(g) for any and all options granted under the Plan.

1. Number of Public Investors

Section 12(h) specifies a number of factors the Commission staff should consider in reviewing an application for exemption from Section 12(g). The first of these factors is the number of public investors in the issuer. Neither the option grants made under the Plan nor the option grants to be made in the future under the Plan have required or will require the optionee to make any investment decision with respect to those securities. The options are granted without any cash payment or other tangible consideration required of the optionees. Accordingly, the optionees should not be considered public investors in the Company solely in their capacity as option holders.

Not including the options issued under the Plan, the Company currently has 105 holders of all classes of its equity securities. Many of these holders are affiliated. Each of these holders either acquired their shares in the Reorganization pursuant to the exemption from registration provided by Section 3(a)(10) of the Securities Act (i.e., the securities issued in the Reorganization were issued pursuant to an order of the High Court of Justice in England and Wales), or they purchased their securities in private placements exempt from the registration requirements of the Securities Act by virtue of the exemption afforded by Section 4(2) or Rule 701 of the Securities Act, and thus none of the Company's securityholders are public investors. Consequently, all of the Company's securities are restricted as to resale in accordance with the Securities Act and applicable state securities laws and legends to that effect are set forth on the certificates representing such securities. The Company has adopted a Charter Amendment that restricts the transfer of any shares of Class B Common Stock issued upon exercise of options under the Plan after the Reorganization without the consent of the Company.

Although the option holders under the Plan have the ability to immediately exercise their options and by doing so would become investors in the Company, they will not be able to transfer their shares without complying with the Charter Amendment Restrictions. Because the Company does not intend to grant its consent to the transfer of such shares (beyond permissible transfers to "family members" as defined in Rule 701) while the no-action relief is in effect, and because of the lack of liquidity for the shares of the Company's Class B Common Stock purchasable under those options and the tax obligation that an option holder potentially incurs by exercising shares, the Company expects only a nominal number of the option holders under the Plan, if any, to exercise their options until a liquidity event such as an IPO occurs.

The Company notes that all additional shares that may be acquired upon exercise of outstanding or newly granted options, as well as any other options that might be exercised before an IPO, will be subject to the Company's consent right under the Charter Amendment Restrictions in the event of any proposed sale or other disposition of those shares. The Company undertakes not to consent to any proposed sales or dispositions during the period the exemptive relief request by this letter is in effect. As a result, no market will develop for the resale of the shares purchased under those options unless and until there is an IPO or other liquidity event. For these reasons, the Company does not expect that the currently outstanding options and options to be granted under the Plan will result in any significant number of public investors in the Company.

2. *Trading Interest*

The second factor listed in Section 12(h) is the level of trading interest in a company's equity securities. As noted above, the consent right under the Charter Amendment Restrictions imposes restrictions on the ability of any current option holder to transfer any shares received upon exercise of outstanding options. The restrictions will also apply to any future option holder who is granted options under the Plan. Every person who received shares of Class B Common Stock following the exercise of options granted under the Plan after the Reorganization and every person who holds options to purchase Class B Common Stock under the Plan will be subject to the Charter Amendment Restrictions. Because there are no public investors in the Company, and because of the existing and proposed restrictions on transfer, there will be no opportunity for any trading to take place or any trading interest in the options to develop.

In addition, the Plan has been structured to prohibit trading of the options. Options under the Plan generally are not transferable other than by will or pursuant to the laws of descent and distribution. The Plan also provides that nonqualified stock options may be transferred to family members by gift or a domestic relations order. With the exception of permitting a transfer of options to family members (which transferees will be prohibited from further transferring their options or shares without the Company's consent), the Company hereby undertakes not to permit transfers as long as the order or grant of no-action relief that is the subject of this request is relied upon by the Company. Accordingly, there will be no opportunity for any trading to take place or any trading interest in the options to develop.

3. *Nature of Issuer*

The last factor mentioned in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. The Company is a private company. In order to maintain the status quo, shareholders holding nearly all of the outstanding shares of the Company are currently bound by a detailed Investor Rights Agreement that closely regulates share transfers and corporate control. All shares already issued or to be issued upon exercise of the options granted under the Plan after the Reorganization, including options granted by JMW and assumed by the Company, will be subject to the Charter Amendment Restrictions. Since the Company has no public investors and no trading interest in its securities, we believe that the purposes for which Section 12(g) was enacted would not be advanced by requiring the Company to register the options granted under the Plan.

4. *Information Delivered or Available to Option Holders*

As a private company, the Company has not routinely distributed its financial statements to its shareholders. However, so long as the Company is relying on the relief granted pursuant to this request, it undertakes to do all of the following:

1. Deliver to the option holders under the Plan and its other securityholders an annual report containing information required to be contained in a Form 10-K, including audited annual financial statements of the Company and its consolidated subsidiaries for each fiscal year beginning with the financial statements for the years ended December 31, 2001 and December 31, 2002, prepared in accordance with generally accepted accounting principles ("GAAP"). The 2001 year-end financial statements and required information, along with unaudited financial statements and required information for the quarter ended September 30, 2002, will be delivered promptly after the date on which the Commission grants the relief requested herein. The 2002 year-end financial statements and required information will be delivered no later than April 30, 2003, and all subsequent year-end financial statements and required information will be delivered no later than 90 days after the applicable year-end.

2. Deliver to the option holders under the Plan and its other securityholders quarterly reports containing the same information contained in a Form 10-Q, including unaudited quarterly financial statements of the Company and its consolidated subsidiaries for each fiscal quarter beginning after the date this request is granted, prepared in accordance with GAAP, delivered no later than 60 days after quarter-end; provided, however, that the financial statements and the required information for the quarter ended September 30, 2002, will be delivered promptly, as provided above.

3. Deliver to the option holders under the Plan and its other securityholders equivalent Exchange Act registration statement information as the Company would have provided had it registered the class of securities under Section 12 on Form 10, delivered promptly after the date on which relief requested herein is granted.

4. Deliver to the option holders under the Plan and its other securityholders an information statement in the form required under the proxy disclosure rules containing any information pertaining to a change in or amendment to the Plan that would otherwise require a shareholder vote.

5. Provide the option holders under the Plan and its other securityholders with such other information as is provided generally to all of the Company's shareholders.

6. Provide the option holders under the Plan and its other securityholders, upon request, access to the Company's books and records, including corporate governance documents, to the same extent the Company is obligated to make such books and records available to the Company's shareholders.

Each optionee will be required to sign an appropriate confidentiality agreement to obtain access to the information described above. In the event an optionee is unwilling or unable to execute a confidentiality agreement, the Company agrees to make such information available for inspection by the optionee, during normal business hours at the Company's corporate headquarters in Fairfax, Virginia, and any other of the Company's business locations where holders of options under the Plan work.

The above-described information requirements will terminate once the Company becomes a reporting company under the Exchange Act. At that time, the Company will comply with the information requirements contained in the Exchange Act and the rules thereunder.

D. Comparison to Prior Grants of Relief

The Commission staff has previously granted no-action relief from the registration requirements of Section 12(g) to other applicants in a number of situations which, for analytical purposes, we believe are in all material respects substantially the same as the Company's current situation. See, e.g., DataCard Corporation, SEC No-Action Letter (October 15, 2002); Paetec Corp., SEC No-Action Letter (July 16, 2002); InFlow Group, Inc., SEC No-Action Letter (February 13, 2002); Unisphere Networks, Inc., SEC No-Action Letter (January 15, 2002); UTI Corporation, SEC No-Action Letter (December 7, 2001); Tality Holdings, Inc., SEC No-Action Letter (September 19, 2001); Gen-Probe Incorporated, SEC No-Action Letter (August 15, 2001); NewSouth Holdings, Inc., SEC No-Action Letter (August 6, 2001); AMIS Holdings, SEC No-Action Letter (July 30, 2001); Mitchell International Holding, Inc., SEC No-Action Letter (December 27, 2000); General Roofing Services, Inc., SEC No-Action Letter (April 5, 2000); Kinkos, Inc. (November 24, 1999); WRQ, Inc. (December 31, 1997); BSG Corporation (August 1, 1995); Superior Services, Inc. (March 18, 1994); and Starbucks Corporation (April 2, 1992). We note in particular the following factual similarities between the Company's circumstances and those of the other applicants:

1. Options have been granted since the Reorganization and will be granted under the Plan only to employees, outside directors, consultants and others qualifying under Rule 701;

2. The Company will issue options under the Plan without consideration, and at fair market value exercise prices, for the purposes of incentivizing employees to work to improve share value;

3. Holders of options granted under the Plan are under no obligation to exercise options;

4. With the exception of permitted transfers to family members (who will not be permitted to further transfer the shares), options granted under the Plan are non-transferable, except by will or the laws of descent or distribution, and, as a result, holders of options should not be treated as "public" investors;

5. Any permitted transferee of shares issued upon exercise of options will remain subject to the Charter Amendment Restrictions;

6. Transfer of the shares of Class B Common Stock issued upon exercise of the options will be restricted based on the Charter Amendment Restrictions;

7. There is no market by which any optionee can receive anything of value for an option prior to its exercise, and accordingly no trading interest in the options exist;

8. The relief requested is limited to options granted and to be granted under the Plan; and

9. The Company has undertaken to provide optionees and other securityholders with material information relating to the Company.

We note that in the March 2001 Update, the Commission staff indicated that two of the conditions for the exemptive relief provided under Section 12(h) of the Exchange Act are that (i) "the stock received on exercise of the options may not be transferable, except back to the company or in the event of death or disability", and (ii) the options themselves must remain non-transferable, except in the event of death or disability. As previously indicated, options issued under the Plan cannot be transferred, except to family members (as defined by Rule 701(c)(3)) who acquire such shares through gifts or domestic relations orders, as permitted within the parameters of Rule 701. Any permitted transferee of shares initially acquired upon exercise of an option will remain subject to the Charter Amendment Restrictions. We believe that such limited transfers as allowable under Rule 701 should not be deemed to be in violation of the foregoing condition of the March 2001 Update. Otherwise, companies such as the Company that relied on the transferability provisions of Rule 701 in structuring the option grants and stock issuances under their plans would now be denied the benefit of exemptive relief under Rule 12(h).

As noted above, the Company has imposed a requirement that any proposed sale or transfer be subject to the prior written consent of the Company in the form of the Charter Amendment Restrictions on the holders of shares of Class B Common Stock issued upon the exercise of options subject to the Plan. The consent requirement will not apply to permitted transfers of the shares (e.g., gifts by the original option holder to family members). The Company hereby undertakes not to consent to any proposed sales or dispositions during the period the exemptive relief requested by this letter is in effect (other than gifts by the original option holder or transfers by domestic relations order to family members).

While there are certain factual differences between this request for relief and several of the prior requests for relief identified above, we do not believe that those differences are material to the analysis supporting the relief we are requesting, especially in light of the clarifications provided by the Commission in its March 2001 Update.

E. Conclusion

Because of the absence of both public investors and trading interest with respect to the Company's securities, we believe that neither the public interest nor the protection of investors will be furthered by requiring the Company to meet the registration requirements of the Exchange Act with respect to the options to be granted under the Plan. We respectfully request that you issue an order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving the Company from the registration requirements of Section 12(g) of the Exchange Act with respect to the options already granted and to be granted under the Plan.

We further request that this order or grant of no-action relief remain in effect until the date the Company first registers any class of its securities under the Securities Act or until the Company becomes subject to the reporting requirements of the Exchange Act with respect to any class of its securities. At that time, the Company will also file a Securities Act registration statement for the common stock issuable upon exercise of the outstanding options under the Plan.

In accordance with Release No. 33-6269, seven additional copies of this letter are enclosed. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Commission's staff by telephone prior to any written response to this letter. If you need any additional information regarding this letter, or if we may otherwise be of assistance, please telephone the undersigned at the number shown above.

Sincerely,

MINTZ, LEVIN, COHN, FERRIS,
GLOVSKY and POPEO, P.C.

/s/ *Wayne M. Zell*

Wayne M. Zell

WMZ:wmz

cc: Nelson Blitz
Alphonse Valbrune
Mark Wishner, Esq.
Jonathan Kravetz, Esq.